UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Mod Tech Labs Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
January 22, 2020

Physical address of issuer
1 Seneca St FL24, Buffalo, NY 14203

Website of issuer
www.modtechlabs.com

Name of co-issuer
Mod Tech Labs I, a series of Wefunder SPV, LLC

Legal status of co-issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
March 15, 2021

Physical address of co-issuer
4104 24th St., PMB 8113 , San Francisco , CA 94114

Website of co-issuer
www.wefunder.com

Current number of employees
2

	Most recent fiscal year-end	**Prior fiscal year-end**
Total Assets	$140,190.14	$27,170.62
Cash & Cash Equivalents	$131,856.80	$6289.42
Accounts Receivable	$0.00	$0.00
Short-term Debt	$3,602.79	$1,980.12
Long-term Debt	$0.00	$0.00
Revenues/Sales	$5,741.24	$68,518.86
Cost of Goods Sold	$173,363.91	$42,053.77
Taxes Paid	$0.00	-$930.00
Net Income	-$741,234.06	-$62,642.96

April 21, 2024

FORM C-AR

Mod Tech Labs Inc.

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Mod Tech Labs Inc. , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.modtechlabs.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 21, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Issuers' current reasonable expectations and projections relating to their respective financial conditions, results of operations, plans, objectives, future performance and business. You can identify

forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Issuers have made in light of their industry experience, perceptions of historical trends, current conditions, expected future developments and other factors they believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Issuers' control) and assumptions. Although the Issuers believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect their actual operating and financial performance and cause their performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Issuers' actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by either of the Issuers in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Issuers to predict all of them. The Issuers undertake no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Mod Tech Labs Inc. (the "Company") is a Delaware Corporation, formed on January 22, 2020.

The Company is located at 1 Seneca St FL24, Buffalo, NY 14203.

The Company's website is www.modtechlabs.com.

The information available on or through our website is not a part of this Form C-AR.

Mod Tech Labs I, a series of Wefunder SPV, LLC (the "Co-Issuer") is a Delaware Limited Liability Company, formed on March 15, 2021.

The Co-Issuer is located at 4104 24th St., PMB 8113 , San Francisco , CA 94114.

The Co-Issuer's website is www.wefunder.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Mod Tech Labs designs, builds, and markets software API that simplifies digital content generation and optimization and sells a variety of related software, services, and applications.

RISK FACTORS

Risks Related to the Company's Business and Industry

The upfront setup and time training of data sets for machine learning takes time and iteration.

The entertainment space was on pause during COVID as well as during strikes last year, and while it is on track to reopen production globally, the industry is taking extra precautions to ensure safety and longevity.

Our approach to becoming an ecosystem partner rather than competing with each creative software or cloud provider may mean that we have a strong competitor for parts of our pipeline that we have yet to partner with.

Our assumption that hosting a private cloud to maintain power over our testing systems and mitigate costs may prove to be a less favorable option for large companies that have existing public cloud integrations or private infrastructure.

The mobile app may be attractive to consumers. Though it has been created as a professional tool, the goal is for it to become an enterprise add-on.

Our future success depends on the efforts of a small management team.
The loss of services of the members of the management team may have adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The holders of a majority interest of voting rights in the company could limit the investors rights in a material way. For example, those interested holders could vote to change the terms of the agreements governing the company's operations or cause the company to engage in additional offerings, (including potentially a public offering.)
These changes could result in further limitations on voting rights. The investor will have as an owner Of equity in the company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable in cases where the rights of holders have converted debt saves or other outstanding options or warranties are exercised. If new awards are granted under our equity compensation plans and investors interest in the company may be deleted. This means the pro rata portion of the company represented by the Investor Securities will decrease, which would also diminish the investors. reading or economic rights in addition as discussed above if the majority in interest of holders of securities with voting rights cause the company to issue additional equity and investors interest will be typically diluted.

Based on the risk that the investors rights could be limited, diluted or otherwise qualified, the investor could lose all or part of his investment in the securities in this offering and may never see positive returns.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Mod Tech Labs designs, builds, and markets software API that simplifies digital content generation and optimization and sells a variety of related software, services, and applications.

Business Plan - The Company

The Company is committed to bringing the best user experience to its customers through its innovative software and services. The Company's business strategy leverages its unique ability to design and develop its own source code, application software and services to provide its customers products and solutions with innovative design, superior ease-of-use and seamless integration. As part of its strategy, the Company continues to expand its platform for the integration of third-party design software and platforms.

Business Plan - The Co-Issuer

Mod Tech Labs I, a series of Wefunder SPV, LLC (the "Co-Issuer") was formed by or on behalf of the Company on Delaware in Delaware and is operated as a "crowdfunding vehicle" pursuant to an exemption from the IC Act provided in IC Act Rule 3a-9. The Co-Issuer was formed for the sole purpose of directly acquiring, holding, and disposing of the Company's in one or more offerings made in compliance with Regulation Crowdfunding under the Securities Act.
In compliance with the Securities Act and IC Act, the Co-Issuer's organizational documents and agreements with the Company specify or contemplate that the Co-Issuer:

- Does not borrow money and is only permitted to use the proceeds from the sale of to purchase the Company's ;
- Will issue only one class of securities in one or more offerings under Regulation Crowdfunding in which it and the Company are deemed to be co-issuers under the Securities Act;
- Has received a written undertaking from the Company to fund or reimburse the expenses associated with its formation, operation, or winding up, will receive no other compensation, and any compensation paid to any person operating the Co-Issuer will be paid solely by the Company;
- Will maintain the same fiscal year-end as the Company;
- Will maintain a one-to-one relationship between the number, denomination, type and rights of it owns and the number, denomination, type and rights of its securities outstanding;
- Will seek instructions from the holders of with regard to:
    - If contemplated by the terms of the , the voting of the it holds, noting that is will only vote the in accordance with such instructions; and
    - Participating in tender or exchange offers or similar transactions conducted by the Company, noting that it will only participate in such transactions in accordance with such instructions;
- Has received and will, in the future, otherwise provide when received from the Company all disclosures and other information required under Regulation Crowdfunding;
- Will promptly provide disclosures and other information received by the Company to the investors and potential investors in the and to the relevant intermediary; and
- Will provide to each investor the right to direct the Co-Issuer to assert the rights under State and Federal law that the investor would have if he or she had invested directly in the

Company and will provide to each investor any information that it receives from the Company as a shareholder of record of the Company.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
MOD API	MODAPI introduces efficiency across your workflow from the ground-up, providing continuity by ensuring you have the right asset in the right format at the right time.	The global visualization and 3D rendering software market size reached US$ 3.2 Billion in 2023. Looking forward, IMARC Group expects the market to reach US$ 13.8 Billion by 2032, exhibiting a growth rate (CAGR) of 17% during 2024-2032. We are targeting Entertainment and Media as our beachhead including Virtual Production, VFX, and the like. Extending into Architecture, Engineering and Construction, as well as Gaming, Training, Education, etc.

We are constantly researching and developing new flavors and varieties of our products, which we think might appeal to our customers. We currently offer software enabled service of our products existing products, as well as custom development of workflows, and are hoping to expand our offerings to software licensing in M&E followed by extending into adjacent markets.

We offer our services and products via direct sales.

Competition

The Company's primary competitors are The Company's primary competitors are Houdini, Simplygon, InstaLOD.

The markets in which our products are sold are moderately competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. We are well positioned in the industry to disrupt the current offerings with our technological advantage. Product quality, performance, and value are also important differentiating factors.

Supply Chain and Customer Base

Our most important asset is our people and relationships. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness.

The Company's customers are midsized to enterprise entertainment and media customers that are making or leveraging film, television, and game content. Our network has been built over more than 20 years in the Media and Entertainment Industry and has been instrumental in building a customer base.

Intellectual Property

The Company is dependent on the following intellectual property:

Mod Tech Labs has operated in compliance with trade secret practices. After consulting with patent attorneys, we have come to the conclusion that we have about 20 tent-pole patents and about 100 defensible claims. The machine learning algorithms that we have created are a highly defensible part of our overall solution increasing speed, image quality, and reducing the complexity of capture.

Governmental/Regulatory Approval and Compliance

The Company is subject to laws and regulations affecting its domestic and international operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1 Seneca St FL24, Buffalo, NY 14203

The Company has the following additional addresses:

The Company conducts business in Texas and New York .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors of the Company

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alexandria Porter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer and Co-Founder, Jan 22, 2020 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

A serial entrepreneur pursuing ways to use technology for the betterment of the world. Cultivating strong relationships and pushing the boundaries of visual technologies to create digital realities. Founder & CEO Mod Tech Labs Inc Jan 2020 - Present , Austin, TX Founder & CEO Underminer Studios Jan 2016 - Dec 2020, Austin, Texas Area

Education

Texas State University Bachelor of Science, Interior Design, Construction Technology 2007 - 2010 Activities and societies: American Society of Interior Designers (ASID); International Interior Design Association (IIDA)

Name

Josef Merrill

All positions and offices held with the Company and date such position(s) was held with start and ending dates

General Partner and Director, 2021-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

General Partner, Sputnik ATX, Aug. 2014-present; Consultant, Teza Technologies, Jan. 2021-present; Trustee, University of the Potomac, Mar. 2016-present

Education

University of California, Davis BA, East Asian Studies 1992-1995, Activities and societies: Omicron Delta Epsilon Editor, Student Handbook; The University of Chicago, Booth School of Business, MBA, Finance Strategy, Economics, 2002-2004, Activities and societies: Emerging Markets Group, Corporate Management and Strategy Group

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Alexandria Porter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Executive Officer and Co-Founder, Jan 22, 2020 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

A serial entrepreneur pursuing ways to use technology for the betterment of the world. Cultivating strong relationships and pushing the boundaries of visual technologies to create digital realities. Founder & CEO Mod Tech Labs Inc Jan 2020 - Present , Austin, TX Founder & CEO Underminer Studios Jan 2016 - Dec 2020, Austin, Texas Area

Education

Texas State University Bachelor of Science, Interior Design, Construction Technology 2007 - 2010 Activities and societies: American Society of Interior Designers (ASID); International Interior Design Association (IIDA)

Name

Timothy Porter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Chief Technology Officer and Co-Founder, Jan 22, 2020 - present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Founder & CTO Mod Tech Labs Inc, Jan 2020 - Present, Austin, TX CTO Cofounder, Underminer Studios, Jan 2016 - Dec 2020, Austin, Texas Area

Education

Full Sail University, Bachelor’s Degree, Computer Animation 2005 - 2007

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney’s fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has 2 employees in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding Securities:

Type of security	Series Seed B Preferred Stock Preferred Stock
Amount outstanding	60,790
Voting Rights	Yes
Anti-Dilution Rights	Yes
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	These are the securities issued pursuant to Regulation CF.
Other Material Terms or information.	

Type of security	(Non-Plan) Common Stock
Amount outstanding	5,000,000
Voting Rights	Yes
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock.
Other Material Terms or information.	

Type of security	Common Stock Warrants Common Stock
Amount outstanding	376,993
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities issued pursuant to Regulation CF will be subject to dilution if/when the Warrants are exercised.
Other Material Terms or information.	

Type of security	Series 1 Preferred Stock Preferred Stock
Amount outstanding	185,185
Voting Rights	Yes
Anti-Dilution Rights	Yes
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Preferred Stock.
Other Material Terms or information.	

Type of security	Series Seed 2 SAFE (Simple Agreement for Future Equity)
Amount outstanding	263,504
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities issued pursuant to Regulation CF will be subject to dilution if/when the SAFE’s convert into equity securities.
Other Material Terms or information.	

Type of security	Series Seed 3 Preferred Stock
Amount outstanding	1,097,866
Voting Rights	Yes
Anti-Dilution Rights	Yes
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Preferred Stock.
Other Material Terms or information.	

Type of security	Stock Plan Outstanding Common Stock
Amount outstanding	136,499
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock
Other Material Terms or information.	

Type of security	Stock Plan Available Common Stock
Amount outstanding	419,057
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities issued pursuant to Regulation CF will be subject to dilution if/when the Company issues new shares of Common Stock
Other Material Terms or information.	

The Company has the following debt outstanding:

The total amount of outstanding debt of the company is $0.00.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	60,790	$68,474.00	General Operations	July 30, 2021	Regulation CF
SAFE (Simple Agreement for Future Equity)		$20,000.00	General Operations	June 1, 2022	Rule 506(b)
Common Stock Warrants	376,993	$1,000,000.00	General Operations	October 21, 2022	Section 4(a)(2)

Ownership of the Company

Two people own a majority of the company. These people are Timothy Porter and Alexandria Porter. Below the beneficial owners of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Timothy Porter	37.1%
Alexandria Porter	37.8%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

Operations

Our most recent financing was conducted in 2023. Following the Offering, we do not intend to raise capital again until we have validated some product market fit which could be revenue generation, LOIs, and/or partnerships. We are currently focusing on generating revenue. We are not certain when or if we will generate profits in the future, and intend to devote our resources to generating discovery in our market and participating in public projects with can use to share the use cases in the near future.

The Company does expect to achieve profitability in the next 12 months and intends to focus on the following Milestone plan for FY2024: Q1 milestones: Launch MOD Opti software, Pilot with 5 customers, 3 Productions completed Q2 milestones: POC of API integration with 2 Enterprise Clients- Comcast, Intel, NVIDIA, Dell- Pilot large scale integration with 2 Customers of MOD Opti - VU, disguise. 4 productions Q3 milestones: Live Integrations with 1 Enterprise Client, Productions- 6, Launch: MOD Pro Q4 milestones: 2 Reseller Partners, Productions: 10, Integrations: 2 EOY milestones: ARR: $3M, Integrations: 5, Productions:23, Channels: Reseller, Enterprise, Production

Liquidity and Capital Resources

On July 30, 2021 the Company conducted an offering pursuant to Regulation CF and raised $68,474.00.

On June 1, 2022 the Company conducted an offering pursuant to Rule 506(b) and raised $20,000.00.

On October 21, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,000,000.00.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
On July 30, 2021, the Company conducted an offering pursuant to Regulation CF and raised $68,474.00. The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering: 43NORTH - $1M Grant, dispersed in tranches across each quarter in 2023 and one in 2024

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The Company anticipates spending approximately $40,000 on maintenance of server infrastructure.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company or the Co-Issuer, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Issuers may engage in transactions with related persons. Related persons are defined as any director or officer of the Company or the Co-Issuer, as applicable; any person who is the beneficial owner of 10 percent or more of the outstanding voting equity securitiesof the Company or the Co-Issuer, as applicable,, calculated on the basis of voting power; any promoter of the Company or the Co-Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The purchase of the Company’s by the Co-Issuer in order to secure the Investor’s indirect interest in the Company through the purchase by Investor’s of the may be deemed to be a related party transaction by and among the Issuers of the Securities contemplated by this Offering.

In addition to the contemplated Offering, the Issuers have the following transactions with related persons:

None.

None.

Conflicts of Interest

To the best of our knowledge the Issuers have not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company or the Co-Issuer, their operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

The Company The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Alexandria Porter
(Signature)

Alexandria Porter
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the co-issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The co-issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Alexandria Porter
(Signature)

Alexandria Porter
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Alexandria Porter
(Signature)

Alexandria Porter
(Name)

CEO
(Title)

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Statements of Company and Co-Issuer

EXHIBIT A

Financial Statements of Company and Co-Issuer

Mod Tech Labs

Balance Sheet

For the period ending December 31, 2022

As Of:	December 31, 2022	December 31, 2021
Assets		
Novo - Checking - 5815	107.88	0.00
Silicon Valley Bank - Checking - 1763	6,181.54	6,477.35
PayPal	0.00	0.00
Stripe - Merchant Processor - Mod Tech Labs Inc.	0.00	0.00
Loans to Shareholder - Alex Porter	4,000.00	0.00
Money in transit	0.00	0.00
Total Assets	**10,289.42**	**6,477.35**
Liabilities		
Loans from Shareholder - Alex Porter	1,980.12	0.00
Brex - Credit Card - Unknown	0.00	1,498.28
Total Liabilities	**1,980.12**	**1,498.28**
Equity		
Share Capital	65,973.19	0.00
Retained Earnings	-57,663.89	4,979.07
Total Equity	**8,309.30**	**4,979.07**
Total Liabilities and Equity	**10,289.42**	**6,477.35**

Mod Tech Labs

Income Statement

For the period January 1, 2022 to December 31, 2022

	January 1, 2022 to December 31, 2022
Revenues	
Sales Revenue	64,306.84
Returns & Allowances	-413.56
Other Income	4,625.58
Total Revenues	**68,518.86**
Cost of Sales	
Cost of Service	42,053.77
Total Cost of Sales	**42,053.77**
Gross Profit	**26,465.09**
Operating Expenses	
Bank & ATM Fee Expense	210.00
Business Meals Expense	6,194.80
Computer Equipment Expense	2,146.09
Dues & Membership Expense	498.00
Gas & Auto Expense	850.66
Independent Contractor Expense	4,873.50
Insurance Expense - Business	4,061.30
License & Fee Expense	579.40
Marketing & Advertising Expense	985.08
Merchant Fees Expense	691.29
Nondeductible Expenses	493.13
Office Kitchen Expense	862.95
Office Supply Expense	1,721.12
Parking & Tolls Expense	394.87
Payroll Expense - Administration	666.84
Payroll Expense - Payroll Tax	2,663.25
Payroll Expense - Salary & Wage - Gusto	28,500.00
Phone & Internet Expense	4,600.70
Professional Service Expense	9,237.20
Publication/Subscription Expense	102.92

Recruiting & HR Expense	106.59
Research & Development Expense	308.16
Software & Web Hosting Expense	8,503.38
Taxes Paid	-930.00
Training & Education Expense	983.31
Travel & Transportation Expense	9,803.51
Total Operating Expenses	**89,108.05**
Total Expenses	**131,161.82**
Net Profit	**-62,642.96**

Mod Tech Labs

Monthly Balance Sheet

For the period ending December 31, 2022

As Of:	December 31, 2022	November 30, 2022	October 31, 2022	September 30, 2022	August 31, 2022	July 31, 2022	June 30, 2022	May 31, 2022	April 30, 2022	March 31, 2022	February 28, 2022	January 31, 2022	December 31, 2021
Assets													
Novo - Checking - 5815	107.88	117.50	357.19	1,431.94	885.89	281.31	1,510.54	462.01	1,196.35	66.86	16.96	0.00	0.00
Silicon Valley Bank - Checking - 1763	6,181.54	2,618.63	7,576.85	15,293.99	32,523.82	26,782.86	34,068.80	34,295.00	51,177.44	1,127.56	382.59	1,083.98	6,477.35
PayPal	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Stripe - Merchant Processor - Mod Tech Labs Inc.	0.00	0.00	-1.00	0.00	-1.00	-1.00	0.00	-1.00	48.25	-2.71	-8.12	0.00	0.00
Loans to Shareholder - Alex Porter	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	4,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Money in transit	0.00	0.00	1,686.32	0.00	0.00	-126.30	0.00	0.00	-125.20	0.00	0.00	0.00	0.00
Total Assets	**10,289.42**	**6,736.13**	**13,619.36**	**20,725.93**	**37,408.71**	**30,940.99**	**35,579.34**	**34,756.01**	**52,296.84**	**1,191.71**	**391.03**	**1,083.98**	**6,477.35**
Liabilities													
Loans from Shareholder - Alex Porter	1,980.12	1,180.12	1,180.12	1,180.12	1,180.12	1,180.12	1,180.12	1,180.12	1,180.12	1,180.12	1,180.12	1,180.12	0.00
Brex - Credit Card - Unknown	0.00	0.00	22.07	0.00	0.00	0.00	0.00	0.00	0.00	0.00	51.16	57.36	1,498.28
Total Liabilities	**1,980.12**	**1,180.12**	**1,202.19**	**1,180.12**	**1,180.12**	**1,180.12**	**1,180.12**	**1,180.12**	**1,180.12**	**1,180.12**	**1,231.28**	**1,237.48**	**1,498.28**
Equity													
Share Capital	65,973.19	65,973.19	65,973.19	65,973.19	65,973.19	65,973.19	65,973.19	65,973.19	65,973.19	0.00	0.00	0.00	0.00
Retained Earnings	-57,663.89	-60,417.18	-53,556.02	-46,427.38	-29,744.60	-36,212.32	-31,573.97	-32,397.30	-14,856.47	11.59	-840.25	-153.50	4,979.07
Total Equity	**8,309.30**	**5,556.01**	**12,417.17**	**19,545.81**	**36,228.59**	**29,760.87**	**34,399.22**	**33,575.89**	**51,116.72**	**11.59**	**-840.25**	**-153.50**	**4,979.07**
Total Liabilities and Equity	**10,289.42**	**6,736.13**	**13,619.36**	**20,725.93**	**37,408.71**	**30,940.99**	**35,579.34**	**34,756.01**	**52,296.84**	**1,191.71**	**391.03**	**1,083.98**	**6,477.35**

Mod Tech Labs

Monthly Income Statement

For the period Jan 2022 to Dec 2022

Month	Dec 2022	Nov 2022	Oct 2022	Sep 2022	Aug 2022	Jul 2022	Jun 2022	May 2022	Apr 2022	Mar 2022	Feb 2022	Jan 2022
Revenues												
Sales Revenue	5,424.19	3,974.49	3,447.49	5,199.99	11,785.73	5,359.99	5,249.99	199.99	10,299.99	5,741.24	7,623.75	0.00
Returns & Allowances	78.53	100.58	100.58	6.10	196.07	11.04	8.35	7.85	7.85	22.10	-952.61	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	543.81	788.66	2,430.06	863.05
Total Revenues	**5,502.72**	**4,075.07**	**3,548.07**	**5,206.09**	**11,981.80**	**5,371.03**	**5,258.34**	**207.84**	**10,851.65**	**6,552.00**	**9,101.20**	**863.05**
Cost of Sales												
Cost of Service	0.00	0.00	2,597.05	7,830.71	0.00	2,597.05	0.00	2,597.05	17,618.61	0.00	4,372.87	4,440.43
Total Cost of Sales	**0.00**	**0.00**	**2,597.05**	**7,830.71**	**0.00**	**2,597.05**	**0.00**	**2,597.05**	**17,618.61**	**0.00**	**4,372.87**	**4,440.43**
Gross Profit	**5,502.72**	**4,075.07**	**951.02**	**-2,624.62**	**11,981.80**	**2,773.98**	**5,258.34**	**-2,389.21**	**-6,766.96**	**6,552.00**	**4,728.33**	**-3,577.38**
Operating Expenses												
Bank & ATM Fee Expense	120.00	0.00	24.00	0.00	0.00	0.00	0.00	36.00	0.00	30.00	0.00	0.00
Business Meals Expense	147.33	453.50	918.93	1,051.27	320.76	557.02	941.43	578.97	570.62	433.60	134.56	86.81
Computer Equipment Expense	0.00	0.00	0.00	11.91	0.00	2,027.01	0.00	0.00	0.00	0.00	107.17	0.00
Dues & Membership Expense	0.00	0.00	0.00	299.00	0.00	0.00	0.00	0.00	199.00	0.00	0.00	0.00
Gas & Auto Expense	0.00	0.00	0.00	94.80	100.96	175.67	194.02	120.61	75.23	52.37	0.00	37.00
Independent Contractor Expense	0.00	4,873.50	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Insurance Expense - Business	0.00	826.98	18.33	42.48	1,231.43	19.48	10.50	876.75	18.00	66.00	951.35	0.00
License & Fee Expense	0.00	0.00	0.00	328.40	0.00	0.00	51.00	0.00	0.00	0.00	0.00	200.00
Marketing & Advertising Expense	0.00	75.00	0.00	0.00	0.00	93.70	0.00	38.88	777.50	0.00	0.00	0.00
Merchant Fees Expense	131.07	117.82	117.82	7.10	197.07	12.04	9.35	7.10	10.60	25.81	55.51	0.00
Nondeductible Expenses	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	493.13	0.00	0.00	0.00
Office Kitchen Expense	28.69	0.00	0.00	56.47	0.00	218.83	7.00	246.26	41.55	264.15	0.00	0.00
Office Supply Expense	0.00	16.67	327.70	217.54	748.79	8.65	119.36	151.57	35.47	95.37	0.00	0.00
Parking & Tolls Expense	11.00	20.00	51.00	35.00	3.25	0.00	52.30	32.32	30.00	160.00	0.00	0.00
Payroll Expense - Administration	60.77	54.37	54.37	54.37	54.37	54.37	54.37	54.37	54.37	54.37	62.37	54.37
Payroll Expense - Payroll Tax	0.00	164.25	317.25	596.25	153.00	0.00	306.00	153.00	426.00	219.00	328.50	0.00
Payroll Expense - Salary & Wage - Gusto	0.00	1,500.00	3,500.00	6,500.00	2,000.00	0.00	4,000.00	2,000.00	4,000.00	2,000.00	3,000.00	0.00
Phone & Internet Expense	373.54	461.09	374.66	598.17	461.92	449.03	386.71	434.21	0.00	557.40	168.68	335.29
Professional Service Expense	598.00	0.00	209.30	1,465.10	209.30	1,461.50	0.00	3,667.50	367.50	1,259.00	0.00	0.00
Publication/Subscription Expense	9.62	9.62	9.66	9.66	9.66	5.33	28.28	5.00	6.09	5.00	5.00	0.00
Recruiting & HR Expense	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	106.59
Research & Development Expense	0.00	21.62	21.62	21.62	77.58	39.25	44.07	32.40	50.00	0.00	0.00	0.00
Software & Web Hosting Expense	1,097.04	867.11	1,544.76	809.60	530.99	406.27	-3,762.92	4,835.77	385.78	478.09	601.94	708.95
Taxes Paid	0.00	0.00	0.00	0.00	-620.00	0.00	0.00	-310.00	0.00	0.00	0.00	0.00
Training & Education Expense	172.37	0.00	-146.00	265.68	35.00	284.50	134.50	134.50	86.58	0.00	0.00	16.18
Travel & Transportation Expense	0.00	1,474.70	736.26	1,593.74	0.00	1,599.68	1,859.04	2,056.41	473.68	0.00	0.00	10.00
Total Operating Expenses	**2,749.43**	**10,936.23**	**8,079.66**	**14,058.16**	**5,514.08**	**7,412.33**	**4,435.01**	**15,151.62**	**8,101.10**	**5,700.16**	**5,415.08**	**1,555.19**
Total Expenses	**2,749.43**	**10,936.23**	**10,676.71**	**21,888.87**	**5,514.08**	**10,009.38**	**4,435.01**	**17,748.67**	**25,719.71**	**5,700.16**	**9,787.95**	**5,995.62**
Net Profit	**2,753.29**	**-6,861.16**	**-7,128.64**	**-16,682.78**	**6,467.72**	**-4,638.35**	**823.33**	**-17,540.83**	**-14,868.06**	**851.84**	**-686.75**	**-5,132.57**

Balance Sheet

Med Tech Labs Inc.
As of December 31, 2023
Accrual Basis

Account	Oct 31, 2023	Nov 30, 2023	Dec 31, 2023	Notes	Supporting document	[illegible]	check
Assets							
Current Assets							
Cash and Cash Equivalents							
[illegible] · MTB Checking [illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		-
[illegible] · [illegible] Money Clearing	0.00	0.00	0.00				
[illegible]	0.00	0.00	0.00				
[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		-
Total Cash and Cash Equivalents	[illegible]	[illegible]	[illegible]				
[illegible] · Other Current Assets	0.00	0.00	0.00				
[illegible] · Prepaid Expenses	[illegible]	[illegible]	[illegible]	Prepaid	[illegible]		[illegible]
Total Current Assets	[illegible]	[illegible]	[illegible]				
Fixed Assets							
[illegible] · [illegible]	[illegible]	[illegible]	[illegible]	PPE	[illegible]		-
[illegible] · Accumulated Depreciation [illegible]	[illegible]	[illegible]	[illegible]	PPE	[illegible]		-
Total Fixed Assets	0.00	0.00	0.00				
Long Term Assets							
[illegible] · Deposits & Retainers	0.00	0.00	0.00				
Total Long Term Assets	0.00	0.00	0.00				
Total Assets	[illegible]	[illegible]	[illegible]				
Liabilities and Equity							
Liabilities							
Current Liabilities							
[illegible] · Accounts Payable	[illegible]	0.00	[illegible]	AP	[illegible]		-
[illegible] · Accrued Expenses	0.00	0.00	[illegible]				
[illegible] · Accrued Payroll	0.00	0.00	0.00				
[illegible] · Sales Tax Liability	0.00	0.00	0.00				
[illegible]	0.00	0.00	0.00				
[illegible] · [illegible] Payable	0.00	0.00	0.00				
[illegible] · [illegible] Credit Card	[illegible]	[illegible]	[illegible]	[illegible] CC	[illegible]		-
Total Current Liabilities	[illegible]	[illegible]	[illegible]				
Total Liabilities	[illegible]	[illegible]	[illegible]				
Equity							
[illegible] · [illegible] Equity Purchase	[illegible]	[illegible]	[illegible]				
[illegible] · Member Contributions	[illegible]	[illegible]	[illegible]				
[illegible] · Equity [illegible]	[illegible]	[illegible]	[illegible]				
[illegible] · [illegible] Agreement	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]		-
Current Year Earnings	[illegible]	[illegible]	[illegible]				
[illegible] · Retained Earnings	[illegible]	[illegible]	[illegible]				
Total Equity	[illegible]	[illegible]	[illegible]	Equity	[illegible]		-
Total Liabilities and Equity	[illegible]	[illegible]	[illegible]				
[illegible]	-	-	-				
[illegible]			0.00				

Notes:

[illegible] Accumulated Depreciation from prior years [illegible]

Income Statement (Profit and Loss)
Med Tech Labs Inc.
For the 11 months ended December 31, 2023

Account	Jan 2023	Feb 2023	Mar 2023	Apr 2023	May 2023	Jun 2023	Jul 2023	Aug 2023	Sep 2023	Oct 2023	Nov 2023	Dec 2023	Total YTD	Notes	Supporting Workpaper	WP Tie	Check
Income																	
Other Operating Income	0.00	0.00	0.00	0.00	0.00	0.00	22,242.43	0.00	0.00	0.00	0.00	0.00	22,242.43				
Revenue Subscription Fees	5,741.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	5,741.24				
Total Income	5,741.24	0.00	0.00	0.00	0.00	0.00	22,242.43	0.00	0.00	0.00	0.00	0.00	27,983.67	E			
Cost of Goods Sold																	
Design & Development Contractors	0.00	0.00	0.00	0.00	0.00	5,000.00	0.00	0.00	0.00	9,230.40	0.00	0.00	14,230.40	C			
Infrastructure Costs:DataCenters	0.00	25,275.83	8,059.95	0.00	5,959.95	6,765.73	2,941.63	21,459.96	0.00	0.00	833.33	833.33	72,129.77	I			
Infrastructure Costs:Hardware	0.00	62,038.01	0.00	0.00	0.00	0.00	0.00	3,921.32	0.00	0.00	35.70	737.76	66,732.83				
Merchant Processing Fees	23.10	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	23.10				
Other Cost of Goods Sold	593.60	0.00	0.00	0.00	0.00	0.00	500.00	0.00	0.00	0.00	0.00	0.00	1,093.60				
Total Cost of Goods Sold	616.70	87,313.84	8,059.95	0.00	5,959.95	11,765.73	3,441.63	25,381.28	0.00	9,230.40	869.03	1,571.09	154,209.70				
Gross Profit	5,124.54	(87,313.84)	(8,059.95)	0.00	(5,959.95)	(11,765.73)	18,800.80	(25,381.28)	0.00	(9,230.40)	(869.03)	(1,571.09)	(126,226.03)				
Operating Expenses																	
Marketing																	
Advertising & Marketing	0.00	0.00	0.00	99.50	539.50	99.50	199.00	583.43	199.00	199.00	2,500.00	2,500.00	6,918.93				
Advertising & Marketing Digital Media	402.04	5,871.02	0.00	15.14	208.13	241.97	2,663.70	0.00	4,511.54	361.61	43.50	43.50	14,362.15				
Advertising & Marketing Events	0.00	0.00	0.00	0.00	1,990.00	0.00	650.00	0.00	99.00	20.58	0.00	0.00	2,759.58				
Total Marketing	402.04	5,871.02	0.00	114.64	2,737.63	341.47	3,512.70	583.43	4,809.54	581.19	2,543.50	2,543.50	24,040.66				
General & Administrative																	
Professional Fees:Training & Education	4,000.00	1,131.11	44.34	78.98	1,250.00	1,068.00	80.00	46.51	0.00	0.00	0.00	0.00	7,698.94				
Office Expenses:Rent Expense	0.00	0.00	0.00	0.00	0.00	0.00	0.00	4,509.54	0.00	0.00	0.00	0.00	4,509.54				
Office Expenses:Internet	70.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	70.00				
Office Expenses:Phone	370.70	379.27	373.93	424.39	0.00	881.22	428.77	446.98	451.12	506.03	448.06	0.00	4,710.45	K			
Office Expenses	668.60	0.00	5.60	66.47	99.66	0.00	114.12	500.58	175.86	397.97	0.00	0.00	2,028.86				
Software Expenses:Saas	37.00	37.00	37.00	37.00	37.00	37.00	37.00	37.00	37.00	42.00	42.00	42.00	459.00				
Software Expenses:Subscriptions	1,728.79	1,420.17	948.08	1,017.00	2,418.83	966.68	1,074.15	980.58	978.75	1,362.15	2,193.38	1,544.03	16,592.59				
Software Expenses:One-Time Purchases	369.54	832.52	578.69	829.44	997.41	1,326.64	1,170.95	1,121.26	1,018.67	2,002.18	991.29	1,086.55	12,255.14				
Office Expenses:Office Equipment & Peripheral	21.64	7,291.58	3,008.27	355.96	338.02	852.14	307.66	430.15	21.19	881.22	277.76	129.84	13,875.43				
Office Expenses:Insurance Expense	161.35	905.95	0.00	0.00	1,114.82	773.80	0.00	17.01	0.00	0.00	580.42	0.00	3,553.35				
Office Expenses:Bank & Merchant Fees	0.03	2.00	98.00	66.00	90.00	180.00	30.94	53.07	48.00	30.00	30.00	30.30	650.34				
Office Expenses:Taxes and Licenses	0.00	0.00	575.00	0.00	0.00	16.47	0.00	0.00	0.00	0.00	0.00	0.00	591.47				
Miscellaneous	(40,006.77)	10,117.80	0.00	0.00	3,298.09	0.00	(7,088.75)	(6,556.85)	12,396.40	(88.29)	90.34	(79,888.02)	(108,326.02)	D			
Uncategorized Expenses	0.00	0.00	0.00	0.00	0.00	0.00	6,459.95	0.00	6,459.95	1,346.15	1,193.70	103,890.49	119,350.24	A	Uncat Exp	119,350.24	-
Total General & Administrative	(32,579.12)	22,117.40	5,668.81	2,875.24	9,642.03	6,081.99	2,614.79	1,585.01	21,588.84	6,449.44	5,846.95	28,819.18	78,819.31				
Payroll & Labor Expenses																	
Payroll & Labor Expense	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	13,032.35	13,032.35	G	Payroll	13,032.35	-
Payroll Expenses:Salaries & Wages	0.00	42,462.97	30,009.29	30,891.70	31,204.58	30,277.04	33,130.32	35,716.69	27,784.02	27,608.59	35,299.18	36,133.36	358,518.74	B	Payroll	358,518.74	-
Payroll Expenses:Payroll Tax Expense	0.00	3,995.46	2,967.48	2,896.14	2,737.69	2,739.54	3,096.09	3,040.84	2,140.57	5,020.84	2,685.85	7,299.66	38,620.16	B	Payroll	38,620.16	-
Payroll Expenses:Benefits	0.00	210.10	160.24	164.96	(456.51)	(36.05)	176.90	180.04	148.36	327.08	165.63	466.32	1,509.07				
Total Payroll & Labor Expenses	0.00	46,668.53	33,137.01	33,952.80	33,485.76	32,980.53	36,403.31	38,937.57	30,072.95	32,956.51	38,150.66	56,931.69	411,680.32				
Legal & Professional Fees																	
Professional Fees:Accounting	0.00	299.00	299.00	299.00	299.00	1,785.50	3,635.36	1,150.00	650.00	650.00	1,400.00	1,950.00	12,366.86	J			
Professional Fees:Legal Fees	0.00	2,015.50	2,709.00	97.50	500.00	500.00	0.00	9,428.00	0.00	0.00	810.00	630.00	16,690.00	H			
Professional Fees:Other	0.00	0.00	0.00	104.17	0.00	0.00	0.00	0.00	0.00	21.98	8,000.00	0.00	8,126.15	C			
Professional Fees:Payroll Fees	54.37	231.37	178.77	408.37	349.37	(2,030.48)	531.00	590.00	354.00	708.00	413.00	2,130.38	3,918.14				
Total Legal & Professional Fees	54.37	2,545.87	3,186.77	909.04	1,148.37	255.02	4,166.36	11,168.00	1,004.00	1,379.98	10,623.00	4,710.38	41,101.15				
Travel & Entertainment																	
Travel & Entertainment	65.19	135.00	27.00	0.00	0.00	0.00	600.00	0.00	31.75	698.35	0.00	0.00	1,557.29				
Travel Expense:Air	65.00	3,500.73	838.35	0.00	48.00	0.00	4,405.36	0.00	209.84	4,981.01	1,883.60	0.00	15,931.89				
Travel Expense:Ground Transportation	626.66	397.31	232.27	29.55	230.12	12.45	309.85	151.04	384.84	552.99	220.27	48.48	3,205.83				
Travel Expense:Hotel	718.03	661.91	0.00	0.00	3,997.22	0.00	0.00	38.85	509.99	2,287.39	0.00	0.00	8,213.39				
Travel Expense:Parking	183.54	342.14	461.61	132.00	239.30	137.00	142.00	325.80	132.00	132.00	134.00	132.00	2,493.57				
Office Expenses:Entertainment	91.80	108.02	10.81	10.81	88.27	0.00	23.80	0.00	0.00	0.00	122.62	0.00	456.13				
Office Expenses:Meals	887.32	469.88	1,007.53	200.54	650.63	103.46	523.31	1,606.35	210.74	1,747.31	835.33	245.32	8,487.68				
Total Travel & Entertainment	2,637.54	5,614.99	2,577.57	372.90	5,253.54	252.91	6,004.32	2,122.04	1,479.16	10,399.05	3,195.82	425.80	40,345.78				
Total Operating Expenses	(29,475.17)	82,818.77	44,582.20	38,224.62	52,269.22	39,661.87	52,701.48	52,396.04	66,952.09	51,746.17	60,359.93	91,446.60	595,167.24				
Operating Income	34,599.71	(170,132.71)	(52,642.21)	(38,224.62)	(58,229.17)	(51,427.60)	(33,900.68)	(77,777.32)	(66,952.09)	(60,976.57)	(61,228.96)	(93,017.69)	(721,393.27)				
Other Income / (Expense)																	
Other Non-Operating Income	0.00	0.00	0.00	310.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	310.00				
Total Other Income / (Expense)	0.00	0.00	0.00	310.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	310.00				
Net Income	34,599.71	(170,132.71)	(52,642.21)	(37,914.62)	(58,229.17)	(51,427.60)	(33,900.68)	(77,777.32)	(66,952.09)	(60,976.57)	(61,228.96)	(93,017.69)	(721,083.27)				

Notes

A See tab for detail.

B July - December has been reconciled per Service Agreement, therefore YTD totals will not tie to WP. Each month HCG reconciled has been linked to the proper month on the wp.

C HCG to confirm correct categories for Contractors and Professional Fees. HCG to discuss with client for January class.

D HCG Wrote off balances from prior years per client request. Two deposits of $40,000 currently coded to miscellaneous expense in December that HCG needs clarification on.

E Revenue is cash deposits, therefore no recon is necessary.

F HCG Engaged 07/2023. Payroll not reconciled prior to July.

G Moving reimbursement and off cycle payroll included in payroll expense. HCG to discuss with client.

I Prepaid expense recognition of Linux. HCG added to prepaid per client request 11/05/2023.

J David Goodstein payments began in November causing increase in accounting fees.

K HCG to confirm with client no Verizon bill in December.

Statement of Cash Flows

Mod Tech Labs Inc.
For the year ended December 31, 2023

	2023
Operating Activities	
Receipts from customers	5,741.24
Payments to suppliers and employees	(769,755.52)
Cash receipts from other operating activities	22,603.10
Net Cash Flows from Operating Activities	**(741,411.18)**
Investing Activities	
Other cash items from investing activities	4,604.20
Net Cash Flows from Investing Activities	**4,604.20**
Financing Activities	
Other cash items from financing activities	856,348.27
Net Cash Flows from Financing Activities	**856,348.27**
Net Cash Flows	**119,541.29**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	12,315.51
Net cash flows	119,541.29
Cash and cash equivalents at end of period	131,856.80
Net change in cash for period	**119,541.29**